MENTALHAPPY INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

Index to Financial Statements

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
MentalHappy Inc.
San Francisco, California

We have reviewed the accompanying financial statements of MentalHappy Inc (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 12, 2022
Los Angeles, California

MENTALHAPPY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 344,678	$ 80,188
Inventories	-	-
Prepaids and Other Current Assets	2,896	-
Total Current Assets	**347,574**	**80,188**
Total Assets	**$ 347,574**	**$ 80,188**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 2,030	$ 33,841
Credit Card	1,000	7,000
Current Portion of Loans and Notes	-	4,742
Convertible Note	30,000	30,000
Accrued interest on Convertible Note	10,137	8,165
Forward Financing	3,645	4,077
Shareholder Loan	-	894
Total Current Liabilities	**46,812**	**88,719**
Simple Agreement for Future Equity (SAFEs)	855,056	310,056
Total Liabilities	**901,867**	**398,775**
STOCKHOLDERS EQUITY		
Common Stock	143	140
Additional Paid in Capital	223,311	145,240
Treasury stock	(44)	(44)
Equity Issuance Cost	(5,000)	(3,000)
Retained Earnings/(Accumulated Deficit)	(772,704)	(460,923)
Total Stockholders' Equity	**(554,293)**	**(318,587)**
Total Liabilities and Stockholders' Equity	**$ 347,574**	**$ 80,188**

See accompanying notes to financial statements.

MENTALHAPPY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	94,545	47,670
Research and Development	161,872	79,011
Sales and Marketing	58,567	42,294
Total operating expenses	314,983	168,975
Operating Income/(Loss)	(314,983)	(168,975)
Interest Expense	1,539	1,880
Other Loss/(Income)	(4,742)	-
Income/(Loss) before provision for income taxes	(311,781)	(170,855)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (311,781)**	**$ (170,855)**

See accompanying notes to financial statements.

MENTALHAPPY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Treasury Stock Shares	Treasury Stock Amount	Equity Issuance Cost	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	1,138,848	**$ 114**	**$ 45,956**			-	**$ (290,069)**	**$ (243,999)**
Issuance of Stock	257,876	26	99,284			$ (3,000)		96,310
Shares Repurchased				(440,625)	(44)			(44)
Net income/(loss)							(170,855)	(170,855)
Balance—December 31, 2020	1,359,161	140	145,240	(440,625)	(44)	(3,000)	$ (460,923)	**$ (318,588)**
Issuance of Stock	37,563	4	78,071			(2,000)		76,075
Net income/(loss)							(311,781)	(311,781)
Balance—December 31, 2021	**1,396,724**	**$ 143**	**$ 223,311**	**$ (440,625)**	**$ (44)**	**$ (5,000)**	**$ (772,704)**	**$ (554,293)**

See accompanying notes to financial statements.

MENTALHAPPY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(311,781)	$	(170,855)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
PPP loan forgivness	$	(4,742)		
Changes in operating assets and liabilities:				
Inventories		-		2,315
Prepaids and Other Current Assets		(2,896)		-
Accounts Payable		(31,811)		27,217
Credit Card		(6,000)		(876)
Accrued interest on Convertible Note		1,972		1,880
Net cash provided/(used) by operating activities		**(355,257)**		**(140,318)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		96,310
Issuance of Stock		76,075		-
Share repurchase				(44)
Forward Financing		(432)		(333)
Borrowing on Shareholder Loans		(894)		894
Borrowing on Simple Agreement for Future Equity (SAFEs)		545,000		116,500
Borrowing on Promissory Notes and Loans		-		4,742
Net cash provided/(used) by financing activities		**619,748**		**218,069**
Change in Cash		264,491		77,751
Cash—beginning of year		80,188		2,436
Cash—end of year	**$**	**344,678**	**$**	**80,187**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,539	$	1,880
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

MentalHappy Inc. was incorporated on January 4th, 2016, in the state of Delaware.   The financial statements of MentalHappy Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

MentalHappy teaches people practical steps to help them reduce stress, silence negative thoughts, increase self-awareness, grow confidence, and positively respond to their life's challenges. The Company helps people on their healing journey build a positive mindset and emotional state through tools and social support.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $94,678 and 0 respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

MentalHeppy is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

    1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

    2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

    3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from subscriptions to its platform, from a percentage fee collected on transactions.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $58,576 and $42,303, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 12 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,000,000 shares of Common Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 956,099 shares and 918,536 shares have been issued and are outstanding respectively.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Shares with $0.0001 par value. There have been no Preferred Shares issued and outstanding as of December 31, 2021, and December 31, 2020.

4. DEBT

Promissory Notes & Loans

During 2020, the Company entered SBA PPP loan in the amount of $4,742, the details of the Company's loans and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 4,742	1.00%	2/5/2020	Forgiven in full	$ 47	$ 47	$ 4,742		$ 4,742
Total					**$ 47**	**$ 47**	**$ 4,742**	**$ -**	**$ 4,742**

During 2021, the SBA PPP loan was forgiven in full.

Forward Financing

During fiscal year 2019, the Company entered into a finance agreement with Stripe Capital in the amount of $7,000. It has a withhold rate of 18.4%. As of December 31, 2021, and December 31, 2020, the outstanding balance was $3,645 and $4,077, respectively.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	As of Year Ended December 31,	
			2021	2020
SAFE Agreements 2018	Fiscal Year 2018	$ 6,000,000	$ 143,556	$ 143,556
SAFE Agreements 2019	Fiscal Year 2019	$ 6,000,000	$ 50,000	$ 50,000
SAFE Agreements 2020	Fiscal Year 2020	$ 7,000,000	$ 116,500	$ 116,500
SAFE Agreements 2021	Fiscal Year 2021	$ 7,000,000	$ 545,000	$ -
Total SAFE(s)			**$ 855,056**	**$ 310,056**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either a) receive a cash payment equal to the purchase amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the

Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note-The Mill Fund I LLC	$ 30,000	5.00%	3.24.2016 -		1,500	1,500	30,000		30,000	1,500	1,500	30,000	$ -	30,000
Total	$ 30,000				$ 1,500	$ 1,500	$ 30,000	$ -	$ 30,000	$ 1,500	$ 1,500	$ 30,000	$ -	$ 30,000

On March 24, 2016, the Company entered into a convertible note agreement with The Mill Fund I LLC for total principal amount of $30,000. The instrument carries an interest rate of 5% and was to mature after the second anniversary of the issue date. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (79,816)	$ (21,979)
Valuation Allowance	79,816	21,979
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (134,904)	$ (55,089)
Valuation Allowance	134,904	55,089
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $ 526,971, and the Company had state net operating loss ("NOL") carryforwards of approximately

$526,971. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

There are no related party transactions.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 12, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.